FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended February 28, 2009

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission File Number  1 - 12777

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AZZ incorporated Employee Benefit Plan & Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AZZ incorporated
One Museum Place
3100 West 7th Street, Suite 500
Fort Worth, Texas 76107

REQUIRED INFORMATION

The AZZ incorporated Employee Benefit Plan & Trust is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto is a copy of the most recent financial statements and schedules of the AZZ incorporated Employee Benefit Plan & Trust prepared in accordance with the financial reporting requirements of ERISA.

AZZ incorporated
Employee Benefit Plan & Trust

Financial Statements
and Supplemental Schedule

Years Ended February 28, 2009 and February 29, 2008
with Report of Independent
Registered Public Accounting Firm

AZZ incorporated Employee Benefit Plan & Trust

Financial Statements and Supplemental Schedule

Years Ended February 28, 2009 and February 29, 2008

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-12
Supplemental Schedule:
Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

NOTE:
All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the
AZZ incorporated Employee Benefit Plan & Trust

We have audited the accompanying statements of net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 28, 2009 and February 29, 2008 and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AZZ incorporated Employee Benefit Plan & Trust as of February 28, 2009 and February 29, 2008, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of Schedule H, line 4i- schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Whitley Penn LLP

Fort Worth, Texas
August 26, 2009

AZZ incorporated Employee Benefit Plan & Trust

Statements of Net Assets Available for Benefits

	February 28,	February 29,
	2009	2008
Assets
Investments, at fair value:
Shares of registered investment companies:
Mutual funds	$18,501,130	$24,378,959
AZZ incorporated common stock	404,733	750,150
Money market fund	3,611,292	1,928,246
Participant loans	916,326	842,634
Total investments	23,433,481	27,899,989

Receivables:
Employer contributions	6,291,189	3,937,121
Participant contributions	106,185	97,329
Total receivables	6,397,374	4,034,450

Total assets	29,830,855	31,934,439

Liabilities
Excess contributions payable	78,805	-

Net Assets Available for Benefits	$29,752,050	$31,934,439

AZZ incorporated Employee Benefit Plan & Trust

Statements of Changes in Net Assets Available for Benefits

	Years Ended
	February 28,	February 29,
	2009	2008
Additions to Net Assets
Investment income (loss):
Interest and dividend income	$923,630	$2,215,383
Net realized and unrealized losses	(10,730,820)	(1,719,984)
Total investment income (loss)	(9,807,190)	495,399

Contributions:
Employer	7,605,401	4,872,141
Participants	2,864,065	2,539,697
Rollovers	241,435	110,308
Total contributions	10,710,901	7,522,146

Total additions	903,711	8,017,545

Deductions from Net Assets
Benefits paid to participants	3,086,100	4,264,262

Net increase (decrease) in net assets available for benefits	(2,182,389)	3,753,283

Net assets available for benefits at beginning of year	31,934,439	28,181,156

Net assets available for benefits at end of year	$29,752,050	$31,934,439

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements

February 28, 2009 and February 29, 2008

A.      Description of the Plan

The following description of the AZZ incorporated Employee Benefit Plan & Trust (the “Plan”) provides only general information.  The Plan is sponsored by AZZ incorporated (the “Company”).  Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all full-time employees of the Company and its affiliates who have completed ninety days of service and attained 18 years of age.  Eligibility for profit sharing begins after one year of service.  Entry dates into the Plan are no later than the earlier of (a) six months after such eligibility requirements are met, or (b) the first day of the first Plan year after such requirements are met.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company has adopted the MFS Retirement Services, Inc. (“MFS”) Non-Standardized 401(k) Profit Sharing Plan and Trust and appointed MFS Heritage Trust Company as the trustee of the trust established under the Plan.

Effective February 1, 2007, MFS changed its name to Sun Life Retirement Services (U.S.), Inc. (“Sun Life”).  Effective March 4, 2008, Sun Life Retirement Services (U.S.), Inc. changed its name to The Hartford Financial Services Group, Inc. (“The Hartford”).

Contributions

Participants may elect to contribute from 1% to 50% of their eligible compensation, subject to Internal Revenue Code (“Code”) limitations.  The Company provides discretionary matching contributions equal to a percentage of participant contributions as determined annually by the Company’s Board of Directors.  Additionally, the Company may contribute discretionary profit sharing amounts to the Plan as determined each year by the Company’s Board of Directors.  To be eligible to receive matching contributions and profit sharing contributions, participants must be actively employed on the last day of the Plan year and must have completed 1,000 hours of service.

Participants may elect to commence voluntary contributions or modify the amount of voluntary contributions made on the first day of each quarter within the Plan year.

Participants who are eligible to make salary deferral contributions under the Plan and who have attained age 50 before the close of the Plan year may make catch-up contributions in accordance with, and subject to the limitations imposed by the Code.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A.           Description of the Plan – continued

Participant Accounts

A separate account is maintained for each participant and is credited with participant contributions, Company contributions, and actual earnings thereon as well as forfeitures of terminated participants’ non-vested accounts.

Forfeited Accounts

Forfeited balances of terminated participants’ non-vested accounts are reallocated among the remaining participants in the proportion that each participant’s compensation for the year bears to the total compensation of all participants for the year.

Investment Options

Unless specifically electing not to defer, all employees are automatically enrolled in the Plan in accordance with the terms and provisions of a Safe Harbor Amendment. Participants may direct contributions to their account in a variety of investment options, which vary in degree of risk, with the exception of AZZ incorporated common stock for which participants may only hold or sell existing shares.  Participants may change their investment options at any time.  Investments are held by The Hartford, the record keeper, funding agent, and a party-in-interest.  Under a trust agreement with the Company, MFS Heritage Trust Company is a directed trustee.

Vesting

Participant contributions to the Plan plus actual earnings or losses thereon are fully vested at all times.  The participant’s share of matching contributions and profit sharing contributions and earnings and losses thereon which were contributed to the Plan prior to March 1, 2008 vest in accordance with the following schedule:

Years of Service	Vesting Percentage

Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years	100%

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

A.      Description of the Plan – continued

Effective March 1, 2008, the participant’s share of Qualified Automatic Contribution Agreement (“QACA”) matching contributions and earnings and losses thereon vest in accordance with the Safe Harbor provisions and the following schedule:

Years of Service	Vesting Percentage

Less than 2 years	0%
2 years	100%

Profit sharing contributions continue to vest over the five year vesting schedule.

Participants will vest 100% upon attainment of age 65, or in the event of death or disability while employed by the Company.

Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from one to five years.  The loans are secured by the balance in the participant’s account and bear interest at prime.  Interest rates for 2009, ranged from 3.25% to 9.25%.  Principal and interest are paid ratably through payroll deductions.

Participant Withdrawals

On termination of service, if a participant’s vested benefits are less than $5,000, the benefit is payable in a lump sum.  If the vested benefit is greater than $5,000, the participant may elect to receive either a lump-sum amount or annual installments over a period not to exceed the life expectancy of the participant and the participant’s beneficiary.  Prior to termination of service, a participant may elect to receive all, subject to certain restrictions, or any portion of their accrued benefit if the participant has participated in the Plan at least five years and is 100% vested.

B.      Summary of Significant Accounting Policies

The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

B.	Summary of Significant Accounting Policies – continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Accordingly, actual results may differ from these estimates.

Investment Valuation

The investments of the Plan are stated at fair value as of the end of the Plan year. In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements,” which is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. The Plan adopted SFAS 157 effective March 1, 2008, which did not have material impact on the financial statements of the Plan. For information related to the Plan’s valuation methodologies under SFAS 157, see Note D of these financial statements.

Purchases and sales of securities are recorded on the trade dates.  Gains or losses on sales of securities are calculated using the average cost of the securities sold.  Interest income is recorded on the accrual basis.

All investments and uninvested cash were held by The Hartford under a trust agreement.  The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Contributions

Participant and employer contributions are accrued in the period in which they are deducted in accordance with salary deferral agreements and as they become obligations of the Company, as determined by the Plan’s administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan.  The Company or the Plan pays administrative expenses of the Plan.  Administrative expenses paid by the Plan are properly reflected in the accompanying statements of changes in net assets available for benefits. There were no administrative expenses paid by the Plan in the 2009 or 2008 Plan years.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

C.      Investments

At February 28, 2009 and February 29, 2008, individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:

2009

MFS Total Return Fund A	$4,336,966
MFS Bond Fund A	4,214,734
MFS Money Market Fund	3,611,292
American Funds Growth Fund of America R4	3,299,694
MFS Value Fund A	2,755,489
MFS Global Equity Fund A	2,605,208

2008

MFS Total Return Fund A	$5,076,117
American Funds Growth Fund of America R4	4,778,143
MFS Value Fund A	4,441,670
MFS Bond Fund A	4,381,390
MFS Global Equity Fund A	4,068,120
MFS Money Market Fund	1,928,246

During the years ended February 28, 2009 and February 29, 2008, net realized and unrealized gains were comprised of the following:

	2009	2008

Mutual funds	$(10,438,217)	$(2,145,296)
AZZ incorporated common stock	(292,603)	425,312

Net realized and unrealized losses	$(10,730,820)	$(1,719,984)

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

D.      Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value.  The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used.  The three levels defined in SFAS No. 157 are as follows:

-	Level 1: Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities as of the reporting date.

-	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

-	Level 3: Unobservable inputs that are not corroborated by market data.

SFAS No. 157 requires a description of the methodologies used to measure the fair value of assets and liabilities.  These methodologies were consistently applied to all assets carried as of February 28, 2009.  The methodology used to measure each major category of assets and liabilities is as follows:

-	Mutual funds: Valued based on quoted market prices of the underlying assets provided by the trustee and are classified within Level 1 of the valuation hierarchy.

-	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded and classified within Level 1 of the valuation hierarchy.

-	Money market fund: Valued based on the short-term cash component as of the measurement date and classified within Level 1 of the valuation hierarchy.

-	Participant loans: Valued at the outstanding principal balance, which approximates fair value and are classified within Level 2 of the valuation hierarchy.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

D.      Fair Value Measurements - continued

		Fair Value Measurements at February 28, 2009 Using
	Total Carrying Value as of February 28, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Mutual funds	$18,501,130	$18,501,130	$-	$-
Common stock	404,733	404,733
Money market fund	3,611,292	3,611,292
Participant loans	916,326	-	916,326	-

Total investment at fair value	$23,433,481	$22,517,155	$916,326	$-

E.      Forfeited Accounts

At February 28, 2009 and February 29, 2008, net assets available for benefits include approximately $231,000 and $157,000, respectively, of unallocated forfeitures. Unallocated forfeiture amounts will be appropriately allocated during the 2010 Plan year.

F.      Excess Contributions Payable

The Code attempts to ensure that employees at all levels of income share the tax advantages of the Plan proportionally.  A non-discrimination test is required by the Code to determine a contribution level that makes all participant contributions, as a percentage of compensation, fall within prescribed limits.  The amounts accrued as an excess contributions payable to participants, represent contributions exceeding the allowed limits and will be refunded to employees subsequent to the end of each Plan year.

G.      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

H.	Income Tax Status

The Plan has received a determination letter from the IRS dated August 24, 1994, stating that the Plan is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.

The Company, effective January 1, 2003, adopted the MFS Retirement Services, Inc. Non-Standardized 401(k) Profit Sharing Plan and Trust, which has received a favorable opinion letter from the IRS dated April 23, 2002 stating that the written form of the prototype plan is acceptable under Section 401(a) of the Code and that any employer adopting this prototype plan document will be considered to have a plan qualified under section 401(a) of the Code.

In March 2005, the Plan received a determination letter from the IRS stating that the Plan as adopted is qualified under Section 401(a) of the Code, and, therefore, the related trust is exempt from taxation.

Effective March 1, 2008, the Plan was amended to become a safe-harbor Qualified Automatic Contribution Arrangement (“QACA”), pursuant to Section 401(k)(13) of the Code, as added by the Pension Protection Act of 2006. As required by section 401(k) of the Code, the Plan provides that employees may not receive a distribution of their employer contributions while actively employed by AZZ, unless they have attained age 59½ or have experienced a financial hardship.  Despite these restrictions, the Plan Administrator and Record-keeper inadvertently distributed elective deferral contributions and QACA matching contributions, inconsistent with the withdrawal restrictions applicable to such contributions under Section 401(k)(13)(D)(iii)(II) of the Code, to certain employees who requested in-service distributions from their Plan accounts.

The improper distributions occurred from October 2007 through June 2008 and relate to 74 Plan participants, with an aggregate amount of all the improper distributions of approximately $199,700. This error was an operational failure and not a Plan document failure and, thus, is eligible for the self-correction program. AZZ attempted to contact affected participants for refund of the improperly distributed amounts; however no responses were received from the participants.  In order to correct the distribution errors consistent with Revenue Procedure 2008-50, AZZ will make a contribution to the Plan during the 2010 Plan year in an amount equal to the gross amount of the improper distributions, plus earnings at a rate of 6% which will be placed in an unallocated suspense account and will properly report the distributions as taxable to the participants thereby making the Plan whole.

The Plan Administrator believes that with the correction of the operational issue in accordance with Internal Revenue Service guidance, the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

AZZ incorporated Employee Benefit Plan & Trust

Notes to Financial Statements (continued)

I.      Plan Amendments

Effective March 1, 2008, the Plan was amended to become a safe-harbor Qualified Automatic Contribution Arrangement (“QACA”), pursuant to Section 401(k)(13)of the Code, as added by the Pension Protection Act of 2006.

J.      Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, at February 28, 2009 and February 29, 2008, per the financial statements to the Form 5500:

	2009	2008

Net assets available for benefits per the financial statements	$29,752,050	$31,934,439
Amounts allocated to withdrawing participants	-	(83,042)
Net assets available for benefits per the Form 5500	$29,752,050	$31,851,397

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to the Plan’s year end but not yet paid as of that date.  For financial statement purposes benefit claims are not recorded until payment is made.

K.  Subsequent Event

Effective August 1, 2009, the Company transferred the Plan assets from The Hartford to Mass Mutual and appointed Mass Mutual as trustee of the Plan.

AZZ incorporated Employee Benefit Plan and Trust

Form 5500, Schedule H, line 4i – Schedule of Assets (Held at End of Year)

February 28, 2009

Plan: 001

EIN: 75-0948250

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investments	Cost	Value

*	MFS	MFS Total Return Fund A	**	$4,336,966
*	MFS	MFS Value Fund A	**	2,755,489
*	MFS	MFS Bond Fund A	**	4,214,734
	American Funds	Growth Fund of America R4	**	3,299,694
*	MFS	MFS Global Equity Fund A	**	2,605,208
*	MFS	MFS Money Market Fund	**	3,611,292
	Columbia	Columbia Acorn Fund A	**	786,247
*	AZZ incorporated	AZZ incorporated common stock	**	404,733
	Scudder	Scudder Equity 500 Index Fund	**	502,792
*	Participant loans	Interest rates ranging from 3.25 to 9.25 percent	-0-	916,326

				$23,433,481

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the AZZ incorporated Employee Benefit Plan & Trust (the “Plan”) have duly caused this annual report for the Plan year ended February 28, 2009 to be signed on its behalf by the undersigned, thereunto duly authorized.

AZZ incorporated Employee Benefit Plan & Trust
Date:	August 27, 2009	By	/s/ DAVID H. DINGUS
David H. Dingus
Administrative Committee Member

Date:	August 27, 2009	By	/s/ DANA L. PERRY
Dana L. Perry
Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm